EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	For the years ended December 31,
	2009(8)		2008(8)(9)		2007(8)(9)		2006(8)(9)		2005(8)(9)
Income from continuing operations before income taxes	$332,339	(1)	$241,796	(2)	$167,107	(3)	$296,051	(4)	$355,543	(5)(6)
Add fixed charges:
Interest expense	114,307		135,177		155,864		161,890		125,632
Amortization of discount on convertible notes (10)	27,977		25,934		24,041		22,286		1,487
Amortization of debt issuance expense	5,589		7,896		7,209		7,278		4,600
Interest expense-special items	-		-		-		-		35,045	(6)
Interest portion of rent expense	23,049		25,157		23,794		22,459		19,094
Adjusted income from continuing operations	$503,261		$435,960		$378,015		$509,964		$541,401

Fixed charges:
Interest expense	$114,307		$135,177		$155,864		$161,890		$125,632
Amortization of discount on convertible notes (10)	27,977		25,934		24,041		22,286		1,487
Amortization of debt issuance expense	5,589		7,896		7,209		7,278		4,600
Interest expense-special items	-		-		-		-		35,045	(6)
Interest portion of rent expense	23,049		25,157		23,794		22,459		19,094
Fixed charges	$170,922		$194,164		$210,908		$213,913		$185,858

Ratio of earnings to fixed charges(7)	2.9	x	2.2	x	1.8	x	2.4	x	2.9	x

(1)
Income from continuing operations before income taxes for 2009 includes a special charge of $29,155 for restructuring and other related charges and $1,399 for acquisition and other related professional fees.  Please see the "Restructuring and Other Related Charges" and “Acquisitions” notes, respectively, of the Notes to Consolidated Financial Statements for further discussion.  Also included in income from continuing operations before income taxes is $77,449 and $(1,139) for special charges/(credits) relating to litigation and other related charges, and Repack Matters, respectively.  Please see the "Commitments and Contingencies" note of the Notes to Consolidated Financial Statements for further discussion.

(2)
Income from continuing operations before income taxes for 2008 includes a special charge of $35,784 for restructuring and other related charges.  Please see the "Restructuring and Other Related Charges" note of the Notes to Consolidated Financial Statements for further discussion.  Also included in income from continuing operations before income taxes is $99,267 and $6,445 for special charges relating to litigation and other related charges, and Repack Matters, respectively.  Please see the "Commitments and Contingencies" note of the Notes to Consolidated Financial Statements for further discussion.

(3)
Income from continuing operations before income taxes for 2007 includes a special charge of $27,883 for restructuring and other related charges.   Please see the "Restructuring and Other Related Charges" note of the Notes to Consolidated Financial Statements for further discussion.  Also included in income from continuing operations before income taxes is $42,516 and $17,193 for special charges relating to litigation and other related charges, and Repack Matters, respectively.  Please see the "Commitments and Contingencies" note of the Notes to Consolidated Financial Statements for further discussion.

(4)
Income from continuing operations before income taxes for 2006 includes a special charge of $29,562 for restructuring and other related charges and a $6,132 special charge associated with retention payments for certain NeighborCare, Inc. employees as required under the acquisition agreement.  Please see the "Restructuring and Other Related Charges" note of the Notes to Consolidated Financial Statements for further discussion.  Also included in income from continuing operations before income taxes is $125,128 and $33,726 for special charges relating to litigation and other related charges, and Repack Matters, respectively.  Please see the "Commitments and Contingencies" note of the Notes to Consolidated Financial Statements for further discussion.

(5)
Income from continuing operations before income taxes for 2005 includes a special charge of $18,779 for restructuring and other related charges.  Please see the "Restructuring and Other Related Charges" note of the Notes to Consolidated Financial Statements for further discussion.

(6)
Interest expense for 2005 includes a special charge of $32,502 before taxes in connection with the debt extinguishment and new debt issuance costs in connection with the financing arrangement undertaken to provide interim and final funding for the NeighborCare, Inc., RxCrossroads, L.L.C. and excelleRx, Inc. transactions, and the repurchase of approximately 98% of the 8.125% senior subordinated notes, due 2011.  In addition to the aforementioned items, interest expense also includes a special charge of $2,543 before taxes in connection with estimated interest associated with the settlement of litigation relating to certain contractual issues with two vendors.

(7)
The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges.  Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

(8)
In the second quarter of 2009, the Company commenced activities to divest certain home healthcare and related ancillary businesses (“the disposal group”) that are non-strategic in nature.  The disposal group, historically part of Omnicare’s Pharmacy Services segment, primarily represents ancillary businesses which accompanied other more strategic assets obtained by Omnicare in connection with the Company’s institutional pharmacy acquisition program.  The results from continuing operations for all periods presented have been revised to reflect the results of the disposal group as discontinued operations, including certain expenses of the Company related to the divestiture.  The Company anticipates completing the divestiture within twelve months.  See further discussion at the “Discontinued Operations” note of the Notes to Consolidated Financial Statements.

(9)
Effective January 1, 2009, Omnicare adopted the provisions of the authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).  Financial statements for all prior periods presented have been retrospectively restated for this change in accounting.  See further discussion at the “Change in Method of Accounting for Convertible Debt” note of the Notes to Consolidated Financial Statements.

(10)	See the “Debt” note of the Notes to Consolidated Financial Statements.